BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York 10286

April 17, 2026

BNY Mellon New Jersey Municipal Bond Fund, Inc.

240 Greenwich Street

New York, New York 10286

Re: Expense Limitation Agreement – BNY New Jersey Municipal Bond Fund, Inc.

To Whom It May Concern:

Effective May 1, 2026, BNY Mellon Investment Adviser, Inc., intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon New Jersey Municipal Bond Fund, Inc. (the "fund"), as follows:

The fund's investment adviser, BNY Mellon Investment Adviser, Inc has contractually agreed, until May 1, 2027, to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the fund's share classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .60%. On or after May 1, 2027, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the fund, upon the approval of the Board of Directors of the fund and BNY Mellon Investment Adviser, Inc. to lower the net amounts shown and may only be terminated prior to May 1, 2027, in the event of termination of the Management Agreement between BNY Mellon Investment Adviser, Inc. and the fund.

BNY MELLON INVESTMENT ADVISER, INC. By: /s/ James Windels James Windels Vice President and Director

Accepted and Agreed To:

BNY MELLON NEW JERSEY MUNICIPAL

BOND FUND, INC.

By: /s/ Amanda Quinn

Amanda Quinn

Assistant Secretary